EXHIBIT 12.2

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings

to Fixed Charges and Preferred Stock Dividends

Year Ended December 31, Dollars in millions	2004		2003		2002		2001		2000
Earnings
Income from continuing operations before taxes	$1,735		$1,568		$1,821		$564		$1,848
Fixed charges and preferred stock dividends excluding interest on deposits	358		347		433		782		1,062

Subtotal	2,093		1,915		2,254		1,346		2,910
Interest on deposits	484		457		659		1,229		1,653

Total	$2,577		$2,372		$2,913		$2,575		$4,563

Fixed charges
Interest on borrowed funds	$298		$258		$315		$645		$914
Interest component of rentals	58		59		58		53		50
Amortization of notes and debentures	1		1		1		1		1
Distributions on mandatorily redeemable capital securities of subsidiary trusts	0		28		58		63		67
Preferred stock dividend requirements	1		1		1		20		30

Subtotal	358		347		433		782		1,062
Interest on deposits	484		457		659		1,229		1,653

Total	$842		$804		$1,092		$2,011		$2,715

Ratio of earnings to fixed charges and preferred stock dividends
Excluding interest on deposits	5.85	x	5.52	x	5.21	x	1.72	x	2.74	x
Including interest on deposits	3.06		2.95		2.67		1.28		1.68